EXHIBIT 15

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
FIRST MANAHATTAN CO.,	)
)
Plaintiff,	)
)
-against-)
)
LELAND F. WILSON, PETER Y. TAM,	)
MARK B. LOGAN, J. MARTIN CARROLL,	)	C.A. No. __________
CHARLES J. CASAMENTO, ERNEST	)
MARIO, PH.D., JORGE PLUTZKY, M.D.,	)
LINDA M. DAIRIKI SHORTLIFFE, M.D.,	)
ROBERT N. WILSON,	)
)
Defendants,	)
)
and	)
VIVUS, INC., a Delaware	)
corporation,	)
)
Nominal Defendant.	)
)

VERIFIED COMPLAINT

Plaintiff First Manhattan Co. (“FMC” or “Plaintiff”), by and through its undersigned counsel, alleges for its Verified Complaint as follows:

NATURE OF THE ACTION

1. Plaintiff brings this action as a stockholder of VIVUS, Inc. (“VIVUS” or the “Company”) for declaratory and injunctive relief to remedy the improper attempt of the incumbent directors of VIVUS (the “Incumbent Directors” or “Director Defendants”) to entrench themselves in office by abusing the corporate machinery in violation of their fiduciary duties and Delaware law.

1

2. The 2013 annual meeting of stockholders of VIVUS (the “Annual Meeting”) was noticed to take place on July 15, 2013. On June 3, 2013, FMC, the largest stockholder of the Company, filed definitive proxy materials with the U.S. Securities and Exchange Commission and commenced the solicitation of proxies to replace the nine Incumbent Directors of VIVUS at the Company’s Annual Meeting with its own slate of highly-qualified and independent nominees. After a hard fought proxy fight, as of Sunday, July 14, 2013, FMC was poised to deliver sufficient votes at the Annual Meeting to replace the Incumbent Directors with its nominees.

3. However, rather than allow the VIVUS stockholders to decide the future of the Company for themselves, the Incumbent Directors instead attempted to thwart the proxy solicitation and interfere with the stockholder franchise. Just hours before the election of directors at the noticed Annual Meeting was to take place, VIVUS issued a press release stating that the VIVUS Board had directed that the Annual Meeting be adjourned for three days, purportedly to allow FMC to correct “false and misleading statements.” Defendants’ transparent attempt to entrench themselves in office by purporting to adjourn the Annual Meeting is a blatant breach of their fiduciary duties and Delaware law.

4. Accordingly, Plaintiff seeks the entry of an Order to remedy Defendants’ breaches of fiduciary duty by (i) enjoining Defendants and their representatives from taking any actions to solicit proxies or votes for the Annual Meeting; (ii) directing that the inspector of elections immediately certify the results of the election of directors based upon the votes present and prepared to be voted at the noticed July 15 Annual Meeting; and (iii) enjoining the Incumbent Directors from taking or purporting to take any actions as directors of the Company, including without limitation, any further actions in connection with the Annual Meeting.

2

THE PARTIES

5. Plaintiff First Manhattan Co. is an owner-managed and operated investment advisory firm. FMC and its affiliates currently own approximately 9.9 percent of the outstanding shares of VIVUS. FMC has been a stockholder of the Company since 2008.

6. Defendant VIVUS is a Delaware corporation with its principal place of business in Mountain View, California. VIVUS is a biopharmaceutical company that seeks to commercialize and develop next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health.

7. Defendant Leland F. Wilson has served as a director of the Company and the Chief Executive Officer since 1991.

8. Defendant Peter Y. Tam has served as a director and the President of the Company since 2009.

9. Defendant Mark B. Logan has served as a director of the Company since 1999 and as Chairman of the Board since 2007.

10. Defendant J. Martin Carroll has served as a director of the Company since May 9, 2013.

11. Defendant Charles J. Casamento has served as a director of the Company since 2008.

12. Defendant Ernest Mario, Ph.D. has served as a director of the Company since 2012.

13. Defendant Jorge Plutzky, M.D. has served as a director of the Company since May 10, 2013.

14. Defendant Linda M. Dairiki Shortliffe, M.D. has served as a director of the Company since 1999.

3

15. Defendant Robert N. Wilson has served as a director of the Company since 2013.

BACKGROUND

16. While the Company has had success in developing a potential blockbuster obesity drug known as Qsymia, the Incumbent Directors have failed miserably in their efforts to achieve commercial success. The Incumbent Directors failed to prepare for the transition from a drug development organization to a highly experienced commercial organization. As a result, since last summer when the FDA approved Qsymia, the Company has lost over 60% of its stock value.

17. Accordingly, on March 7, 2013, FMC delivered a notice to the Company indicating FMC’s intent to nominate six candidates to stand for election at the Company’s 2013 Annual Meeting.

18. On April 30, 2013, the Company announced that it had expanded the board from six to seven members and had filled the new vacancy. On May 13, 2013, the Company announced that the Board had been expanded from seven to nine directors and the vacancies had been filled. As a result, on May 23, 2013, FMC notified the Company that it intended to nominate an additional three directors for election at the Annual Meeting.

19. On May 13, 2013, the Company announced that its Board had noticed the Annual Meeting to be held on July 15, 2013 at the Company’s corporate office in Mountain View, California at 8:00 a.m. PST. Among other things, the election of the nine members of the Company’s Board would take place at the Annual Meeting.

20. On June 3, 2013, FMC filed its definitive proxy materials with the Securities and Exchange Commission to, among other things, solicit proxies for the election of FMC’s nine nominees for election as directors at the Annual Meeting. In connection therewith,

4

FMC engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Annual Meeting.

21. Since that time, FMC and the Incumbent Board have engaged in a hard fought proxy contest in anticipation of the election of directors at the Annual Meeting scheduled to take place on July 15, 2013. During this time, representatives of FMC and the Incumbent Board also engaged in a number of conversations regarding potentially resolving the proxy fight. However, those discussions have not been successful.

22. Upon information and belief, as of July 14, 2013, the day before the noticed Annual Meeting, FMC was poised to deliver sufficient votes at the Annual Meeting to take place the next day to elect its entire slate of nominees.

23. However, rather than allow the VIVUS stockholders to freely exercise their voting rights with respect to their company, the Incumbent Directors instead undertook a course of improper conduct designed to entrench themselves in office and impede the exercise of the stockholders’ franchise.

24. On the evening of July 14, 2013, just hours before the election of directors was to take place, the Incumbent Directors caused the Company to issue a press release announcing that the VIVUS Board had directed that the Annual Meeting be adjourned until July 18, 2013. According to the press release, the adjournment was purportedly necessary to allow FMC to correct unspecified “false and misleading statements” regarding the recommendation of Institutional Shareholders Services.

25. On July 15, 2013, the President of the Company, Mr. Tam, commenced the noticed Annual Meeting at 8:00 a.m. PST and immediately purported to adjourn the meeting over Plaintiff’s objection. Plaintiff voted its shares by proxy at the Annual Meeting against any adjournment.

5

26. Defendants’ stated reasons for adjourning the meeting are a transparent pretext intended as part of a misguided attempt to entrench the Incumbent Directors in office.

27. Defendants’ misuse of the corporate machinery to impede the exercise of the stockholders franchise at the Annual Meeting constitutes a clear violation of their fiduciary duties under Delaware law.

28. Moreover, the adjournment is also invalid under Delaware law since the VIVUS Board lacked the authority to adjourn a meeting of stockholders. VIVUS’s bylaws explicitly provide that the chairman of the meeting is only authorized to adjourn the meeting if a quorum is not present or represented at the meeting. Defendants have not suggested, nor could they suggest, that there were insufficient votes present at the commencement of the Annual Meeting on July 15, 2013 to satisfy the quorum requirement. Consequently, the bylaws only permitted the meeting to be adjourned if approved by “the vote of the holders of a majority of the stock having voting power present in person or represented by proxy”. Because the adjournment was never approved by the VIVUS stockholders, the purported adjournment by the VIVUS Board was invalid.

29. Upon information and belief, absent Defendants’ attempted manipulation of the corporate machinery and violation of their fiduciary duties, all of Plaintiff’s nominees would have been elected as directors at the July 15, 2013 Annual Meeting.

30. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order granting the following relief:

a.	Enjoining Defendants and their representatives from taking any actions to solicit proxies or votes for the Annual Meeting;

b.	Directing that the inspector of elections immediately certify the results of the election of directors based upon the votes present and prepared to be voted at the noticed July 15 Annual Meeting;
6

c.	Enjoining the Incumbent Directors from taking or purporting to take any actions as directors of the Company, including without limitation, any further actions in connection with the Annual Meeting.;

d.	Awarding Plaintiff its costs and expenses in bringing and prosecuting this action, including its attorneys’ fees;

e.	Granting such other and further relief as the Court deems just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ David J. Teklits
David J. Teklits (#3221)
Christopher P. Quinn (#5823)
OF COUNSEL:	1201 N. Market Street
P.O. Box 1347
SCHULTE ROTH & ZABEL LLP	Wilmington, DE 19899-1347
919 Third Avenue	(302) 658-9200
New York, NY 10022	Attorneys for Plaintiff First Manhattan Co.
(212) 756-2000

July 16, 2013

7